

Mail Stop 4628

April 6, 2017

Wensheng Huang
Secretary to the Board of Directors
China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
People's Republic of China

> **Re:** **China Petroleum & Chemical Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 20, 2016**
> **File No. 1-15138**

Dear Mr. Huang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director
Office of Natural Resources